Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated April 23, 2007, accompanying the combined statements of assets and liabilities of the Chase Group Properties as of December 31, 2004 and 2005, and the related statements of revenues and expenses, net investment, and cash flows for each of the three years in the period ended December 31, 2005, contained in the Registration Statement of Concho Resources Inc. We consent to the use of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Experts”.
/s/ GRANT THORNTON LLP
Kansas City, Missouri
July 16, 2007